October 2, 2018

Horst G. Zerbe
Chief Executive Officer
IntelGenx Technologies Corp.
6420 Abrams, Ville Saint Laurent
Quebec, H4S 1Y2 Canada

       Re: IntelGenx Technologies Corp.
           Registration Statement on Form S-3
           Filed September 24, 2018
           File No. 333-227498

Dear Mr. Zerbe:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Documents Incorporated By Reference, page 33

1. Please amend your registration statement to incorporate by reference the description of your common stock contained in a registration statement filed under the Securities
       Exchange Act of 1934, as amended. Refer to Item 12(a)(3) of Form S-3.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Horst G. Zerbe
IntelGenx Technologies Corp.
October 2, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.



                                                           Sincerely,
FirstName LastNameHorst G. Zerbe
                                                           Division of
Corporation Finance
Comapany NameIntelGenx Technologies Corp.
                                                           Office of Healthcare
& Insurance
October 2, 2018 Page 2
cc:       Richard Raymer, Esq.
FirstName LastName